FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information of the resolutions adopted at the Ordinary Shareholders Meeting and at the subsequent Board of Directors meeting, held both on March 26, 2026, with regard to the election of the Board of Directors, and several appointments made at the Board of Directors. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on March 28, 2026.

Santiago, March 26, 2026

Mrs.

Catherine Tornel León

President

Financial Market Commission

Present

 Ref.: Material Information/

Banco de Chile

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045 on Securities Market, Chapter 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) 30 of the CMF, I inform you as material information that in the Ordinary Shareholders’ Meeting of this institution, held on March 26, 2026, the Board of Directors was completely renewed, due to the end of the legal and statutory three-years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors of the Bank for a new three-years term:

Regular Directors:	Hernán Büchi Buc

Vivianne Caumont

Julio Santiago Figueroa

	Paul Furst Gwinner	(Independent)

Pablo Granifo Lavín

Óscar Hasbún Martínez

	Ana Holuigue Barros	(Independent)

Patricio Jottar Nasrallah

Jean-Paul Luksic Fontbona

First Alternate Director:	Nicolás Lewin Muñoz	(Independent)

	Second Alternate Director:	Sandra Marta Guazzotti

Moreover, at the ordinary Board of Directors meeting No. BCH 3,049 held on March 26, 2026, it was resolved to make the following appointments:

Chairman:	Pablo Granifo Lavín

Vicechairman:	Jean-Paul Luksic Fontbona

Vicechairman:	Julio Santiago Figueroa

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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